EXHIBIT 99.6

The Board resolves to distribute cash dividend

Date of events: 2015/02/13

Contents:

1.	Date of the board of directors resolution : 2015/02/13

2.	Appropriations of earnings in cash dividends to shareholders (NT$ per share): 4.8564

3.	Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

4.	Total amount of cash distributed to shareholders (NT$): 37,673,263,401

5.	Appropriations of earnings in stock dividends to shareholders (NT$ per share): 0

6.	Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

7.	Total amount of stock distributed to shareholders (shares): 0

8.	Remunerations for directors and supervisors (NT$): 39,222,554

9.	Cash bonus to employees (NT$): 1,510,068,340

10.	Stock bonus to employees (NT$): 0

11.	Any other matters that need to be specified: The Board proposed the ex-dividend record-date to be July 23, 2015.